

October 19, 2012

Michael W. Malone
Vice President - Finance, Chief Financial Officer
Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340

  Re: **Polaris Industries Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2011
    Filed February 27, 2012
    File No. 001-11411

Dear Mr. Malone:

  We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings and providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note 9: Commitments and Contingencies, page 69

1. We note disclosure of a case relating to a 2008 accident that was not been previously disclosed in your Form 10-K. We also note that management has determined that the defense of the suit or its outcome could have a material adverse effect on the company's financial condition and that management is unable to estimate the range of reasonably possibly loss associated with this claim. As ASC 450 requires disclosure of the nature of a contingency if the loss is probably or reasonable possible, please tell us what circumstances have changed since the previous reporting period (December 31, 2010) that resulted in the determination that a loss is probably or reasonably possible. Also in this regard, (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate. We recognize that there are number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonable possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief